Exhibit (a)(1)(T)

It’s decision time: The exchange window is open	Email | Print | Contact Us
Employee Communications
September 28, 2009
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It’s here. The exchange window opened today for the Employee Stock Option Exchange Program, and that means it’s time to make a decision through the My Option Exchange tool. The exchange window is currently set to run through Oct. 30, 2009 (8 p.m. Pacific).
Go to the My Option Exchange tool
The My Option Exchange tool is where you can both model and make your decision on each eligible grant. All of your eligible grants are loaded into the tool for you. And, you’ll see the preliminary exchange ratios for each eligible grant. The exchange ratios tell you how many current options you’ll need to exchange to get one new option. See the sidebars for more information.
The tool is available only through Circuit; there’s no access outside of Intel’s internal network.
Modeling feature
The tool has a modeling feature that allows you to use different assumptions about Intel’s stock price growth. Because your decision needs to be made on each eligible grant, the modeling is done by individual grant. The modeling feature also will show you the potential future value of your options, current or new, based on your belief about Intel’s future stock price growth. Based on your input, the graph will show you a “cross-over point.” It’s the point at which your current options would be worth more than the new options.
Your central exchange resource
The place to go for all exchange-related information, including the My Option Exchange tool, is the Employee Stock Option Exchange Program page on Circuit. You can access the tool by clicking on the button in the upper right-hand side of the page. Before you go to the tool, it’s a good idea to review the Offer to Exchange document and Training Presentation (in Your Resources) for a brief tutorial on how the tool works.
You have access to a wealth of information about the program on this page, so look around and you’ll likely find what you need. If not, see below for where you can get help.
What happens if you don’t exchange
If you decide you don’t want to exchange any of your eligible options, we encourage you to use the My Option Exchange tool to register a “keep” decision on each of your eligible grants, but it’s not mandatory that you do so. If you do nothing (i.e., you don’t use the tool) that’s OK because the result is the same. All eligible options that are not registered as “exchange” in the tool will remain outstanding until they are exercised or they expire by their original terms. They retain their current exercise price and vesting schedule, and all of the other terms and conditions of their original grant.
Get help
If you cannot find the information you need on the Employee Stock Option Exchange Program page on Circuit, please select the “Get Help” button on that page to access your local HR contact center. The contact center agents will not have additional information beyond what is included in the Q&A at this time, but they will log your new question and respond when the answer has been filed with the U.S. Securities and Exchange Commission. The Q&A document will then be updated with the new information, so check back regularly.

The exchange window close date is subject to change and you will be notified of the new date if it is changed. In addition, Intel may terminate the program and you will be notified if this happens.
Important legal information
Intel has filed a Tender Offer Statement (which includes the Offer to Exchange document) with the Securities and Exchange Commission (SEC) for the commencement of the employee stock option exchange program. Intel stock option holders should read this document before participating in the program, as it contains important information. Intel stock option holders can obtain this document on Circuit or from the SEC’s website at www.sec.gov. In addition, stock option holders may obtain free copies of the documents filed by Intel with the SEC by directing a written request to: Intel Corporation, 2200 Mission College Boulevard, Santa Clara, California, 95054-1549, Attention: Investor Relations.

Related Links
▪	My Option Exchange tool

▪	Employee Stock Option Exchange Program page
Exchange Ratios
How many new options will I get in exchange for my eligible options?
Because the program is intended to be “value-for-value,” you will receive approximately the same value in new options as the current options you exchange. The value of new stock options is calculated using a widely accepted option valuation model called “Black-Scholes.” This formula is also used to determine a current value for underwater stock options. Of course, one underwater stock option will be less valuable than one new stock option, so it will take more than one underwater option to equal one new option.
Eligible options will have different exchange ratios because they have different Black-Scholes values. The exchange ratio will show you how many eligible options you need to exchange to get one new option. The preliminary exchange ratios for each grant are available. If there is significant movement in Intel’s share price or other inputs to the Black-Scholes valuation model, we may need to reset the ratios toward the end of the exchange window to ensure as closely as possible a value-for-value exchange. When the ratios do become final, you will be notified and will have about 10 business days to consider the final ratios before the exchange window closes.
If your total exchanged options would result in fewer than four new options, Intel will round up your new options so that you get a minimum of four new options.
What is Black-Scholes?
The Black-Scholes model is a widely accepted option valuation model that Intel uses to calculate stock option values for accounting purposes. The formula mathematically projects all possible values of an underlying stock (in this case, Intel’s stock), calculates the probability-weighted option value at each one of those values, and sums them to determine the value of the option. For example, if we determine that the fair value of an underwater option is $1 and the fair value of a new option is $5 using Black-Scholes, then the ratio would be 5:1. That means an employee would need to exchange five underwater options to get one new option.
The inputs into the equation are: volatility, time, strike price, risk-free rate, current price, and dividend yield. Volatility and time are the most important variables. The longer the life of the stock option and more volatile the underlying stock price, the greater the stock option value will be. Keep in mind that results will vary depending on the information source that is used and when each of these variables is captured.
The model was not originally designed for stock options granted from employee stock option plans. For example, the standard Black-Scholes equation does not account for employee option restrictions such as vesting. However, because vesting does affect the expected term of an option, Intel does take vesting into account in determining the expected term to use in the Black-Scholes valuations.
If you want to learn more about the Black-Scholes formula, further details are available in this overview.

[Linked from the Side Bar overview]

Black-Scholes
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Black-Scholes Option Pricing Model
Intel, like other publicly-owned companies that are traded on US stock exchanges, must account for the cost of stock-based compensation awarded to our employees as required by Statement of Financial Accounting Standards (SFAS) No. 123(R), Share-Based Payment. Intel uses the Black-Scholes option pricing model to value stock options granted to employees.
The Black-Scholes option pricing model is one of the few accepted valuation models under US Generally Accepted Accounting Principles (or US GAAP). Fischer Black and Myron Scholes published an option valuation formula in their 1973 paper, The Pricing of Options and Corporate Liabilities. Robert Merton contributed significantly to the mathematical understanding of the options model and coined the term “Black-Scholes” model. Merton and Scholes were recognized for their work in 1997 with the Nobel Prize in Economics. Fischer Black, who had died in 1995, was ineligible for the award; his contribution however, was mentioned by the Swedish academy.
The option values and the inputs used in Black-Scholes to calculate these values are reported in our quarterly and annual financial statements. The Black-Scholes inputs used and sources for those inputs were approved in 2005 by Intel’s CFO just prior to the required implementation of FAS 123(R). These inputs and the model have been consistently applied since the adoption of FAS 123(R), as is generally expected when the terms of the options remain consistent. The same Black-Scholes option pricing model and inputs are being used to value options that are part of the Employee Stock Option Exchange Program. Ratios for the program will be derived from those values.
Standard Black-Scholes Formula (modified for dividends)

Intel’s inputs modified for employee
Variable	Black-Scholes inputs	stock options
S	Current value of the underlying asset	Current stock price

K	Strike price of the option	Strike (or grant) price

T	Expected term (or expected life)	Determined taking into account the vesting terms, contractual life and other relevant information for the options

r	Risk-free interest rate corresponding to the expected term of the option	US Treasury Strip rates, corresponding to the life of the option

o2	Variance in the ln (value) of the underlying value	Implied volatility squared

y	Dividend yield	Dividend yield
The footnotes in Intel’s Quarterly Reports (Form 10-Qs) and Annual Reports (Form 10-Ks) from Q2 2009 back through Q1 2006 include additional information on Intel’s consistent application of Black-Scholes and inputs to Black Scholes. (See Note 18: Employee Equity Incentive Plans, which begins on page 26 of the 10Q for 2Q 09.)